UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

February 19, 2021

Date of Report (Date of earliest event reported)

CALLAWAY GOLF COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-10962	95-3797580
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2180 RUTHERFORD ROAD, CARLSBAD, CA 92008-7328 (Address of principal executive offices and zip code)

(760) 931-1771

Registrant’s telephone number, including area code

NOT APPLICABLE

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	ELY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously reported, on October 27, 2020, Callaway Golf Company, a Delaware corporation (“Callaway”), entered into a definitive agreement to acquire Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among Callaway, Topgolf and 51 Steps, Inc., a Delaware corporation and wholly-owned subsidiary of Callaway (“Merger Sub”). The Merger Agreement provides that, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Callaway will acquire Topgolf by way of a merger of Merger Sub with and into Topgolf, with Topgolf surviving as a wholly-owned subsidiary of Callaway (the “Merger”).

In connection with the proposed Merger, Callaway filed a registration statement on Form S-4 (No. 333-250903), originally filed on November 24, 2020. The registration statement was declared effective by the Securities and Exchange Commission (the “SEC”) on January 28, 2021, and Callaway filed its final prospectus/proxy statement, which also constitutes a consent solicitation statement of Topgolf, on January 28, 2021 relating to the special meeting of its stockholders to be held on March 3, 2021 to vote on matters related to the Merger (the “Proxy Statement/Prospectus/Consent Solicitation”). Callaway commenced mailing the Proxy Statement/Prospectus/Consent Solicitation on or about February 1, 2021.

As disclosed beginning on page 124 of the Proxy Statement/Prospectus/Consent Solicitation, five purported stockholders of Callaway have filed complaints against Callaway and its directors related to the Merger Agreement—three in the Southern District of New York captioned Rioux v. Callaway Golf Company, et al., Case No. 1:20-cv-10818 (the “Rioux Complaint”); Ciccotelli v. Brewer, et al., Case No. 1:20-cv-10896 (the “Ciccotelli Complaint”); and Ryder v. Callaway Golf Company, et al., Case No. 1:20-cv-11012; one in the District of New Jersey captioned Frank v. Callaway Golf Company, et al., Case No. 2:21-cv-00089; and one in the Southern District of California captioned Bushansky v. Callaway Golf Company, et al., Case No. 21-cv-0034 GPC MSB. Since the Proxy Statement/Prospectus/Consent Solicitation was mailed to stockholders, one additional complaint was filed in the Southern District of California captioned Anderson v. Callaway Golf Company, et al., Case No. 3:21-cv-00171-GPC-MSB. The complaints name as defendants Callaway and each member of Callaway’s Board of Directors (the “Callaway Board”), and in the case of the Ciccotelli Complaint, Topgolf. The complaints allege that the Proxy Statement/Prospectus/Consent Solicitation omits material information or contains misleading disclosures and that, as a result, defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended. The Rioux Complaint also alleges that each member of the Callaway Board breached its fiduciary duties of candor and disclosure. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) damages and (iii) plaintiff’s attorneys’ and experts’ fees and expenses.

Callaway believes that the claims asserted in the complaints are without merit and no supplemental disclosure is required under applicable laws. However, in order to avoid the risk of the complaints delaying or adversely affecting the Merger and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Callaway has determined to voluntarily supplement the Proxy Statement/Prospectus/Consent Solicitation as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Callaway specifically denies all allegations in the complaints that any additional disclosure was or is required.

These supplemental disclosures will not affect the merger consideration to be paid to Topgolf’s stockholders in connection with the Merger or the timing of Callaway’s virtual Special Meeting of Stockholders scheduled to be held online via live webcast on March 3, 2021 at 8:00 a.m., Pacific Time, at www.meetingcenter.io/233695073 (the “Special Meeting”). The Callaway Board continues to recommend that you vote “FOR” the proposal to approve the issuance of shares of Callaway common stock to stockholders of Topgolf pursuant to the Merger Agreement, and “FOR” the other proposals being considered at the Special Meeting.

Supplemental Disclosures to Proxy Statement/Prospectus/Consent Solicitation

Callaway is supplementing the Proxy Statement/Prospectus/Consent Solicitation with certain additional information set forth below. These disclosures should be read in connection with the Proxy Statement/Prospectus/Consent Solicitation, which should be read in its entirety. All page references are to the pages in the Proxy Statement/Prospectus/Consent Solicitation, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus/Consent Solicitation. New text is underlined and bolded, and deleted text is stricken through.

The disclosure on pages 108-109 of the Proxy Statement/Prospectus/Consent Solicitation is hereby supplemented by amending and restating the first three paragraphs starting on page 108 under the subheading “Financial Analyses of Callaway (Standalone)” as follows:

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Callaway, as adjusted for Callaway’s 14% stake in Topgolf based on Callaway’s basic share ownership of Topgolf excluding Series H funding, and assuming no conversion of Callaway convertible notes. Using discount rates ranging from 7.0% to 8.0% reflecting estimates of Callaway’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of unlevered free cash flow for Callaway for the 3 months ended December 31, 2020 and fiscal years 2021 through 2025 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Callaway, which were calculated by applying perpetuity growth rates ranging from 0.5% to 1.5% to a terminal year estimate of the unlevered free cash flow to be generated by Callaway of $161 million, as reflected in the Forecasts (which analysis implied exit terminal year EV/EBITDA multiples ranging from 8.7x to 11.9x). Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Callaway’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Callaway, as well as certain financial metrics for the United States financial markets generally. In addition, using a discount rate of 8.7% reflecting an estimate of Callaway’s cost of equity, Goldman Sachs discounted to present value as of September 30, 2020 the estimated benefits of Callaway’s NOLs for the fiscal years 2020 through 2021, as reflected in the Forecasts. Goldman Sachs derived such discount rate by application of CAPM, which requires certain company-specific inputs, including a beta for Callaway, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative enterprise values for Callaway by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Callaway the amount of Callaway’s debt, net of the assumed amount of Callaway’s cash and cash equivalents of $524 million, in each case as provided by the management of Callaway as of September 30, 2020, in order to calculate a range of implied equity values of Callaway. Goldman Sachs then divided the range of implied equity values it derived by a range of 95.5 to 95.6 million ~~the number of~~ fully diluted outstanding shares of Callaway, as provided by the management of Callaway, to derive a range of implied present values per share of Callaway common stock ranging from $18 to $25 (rounded to the nearest dollar).

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Callaway common stock on a standalone basis, assuming no conversion of Callaway convertible notes. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2021 to 2025. Goldman Sachs applied an illustrative range of next 12 months’ EV/EBITDA multiples of 11.0x to 13.0x to the estimated standalone next 12 months’ Callaway Adjusted EBITDAS at the end of each of the fiscal years 2021 to 2024 of $222 million, $238 million, $261 million and $272 million, respectively, to determine illustrative enterprise values for Callaway, which were in a range of $2.4 billion to $3.5 billion. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical next 12 months’ EV/EBITDA multiples for Callaway. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Callaway the amount of Callaway’s debt, net of the assumed amount of Callaway’s cash and cash equivalents at the end of fiscal years 2021 to 2024 of $528 million, $433 million, $332 million and $204 million, respectively, in each case as provided by the management of Callaway, as of the relevant fiscal year-end per the Forecasts, in order to calculate the implied future equity values of Callaway. The implied future equity values in turn were divided by 97 million ~~the number of~~ fully diluted shares of Callaway common stock, as provided by the management of Callaway. Goldman Sachs then discounted the resulting implied future values per share of Callaway common stock for fiscal years 2021 to 2024 back to September 30, 2020 using an illustrative discount rate of 8.7%, reflecting an estimate of the standalone cost of equity for Callaway. Goldman Sachs derived such range of discount rates by application of CAPM, which requires certain company-specific inputs, including a beta for Callaway, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per share of Callaway common stock of $18 to $24 (rounded to the nearest dollar).

In addition, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Callaway common stock on a standalone basis, as adjusted for Callaway’s 14% stake in Topgolf based on Callaway’s basic share ownership of Topgolf excluding Series H funding, and assuming no conversion of Callaway convertible notes. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2021 to 2025. Goldman Sachs applied an illustrative range of next 12 months’ EV/EBITDA multiples of 9.0x to 11.0x to the estimated standalone next 12 months’ Callaway Adjusted EBITDAS at the end of each of the fiscal years 2021 to 2024 of $222 million, $238 million, $261 million and $272 million, respectively, to determine illustrative enterprise values for Callaway, which were in a range of $2.0 billion to $3.0 billion. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical next 12 months’ EV/EBITDA multiples for Callaway and adjusting for Callaway’s basic share ownership of Topgolf. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Callaway the amount of Callaway’s debt, net of the assumed amount of Callaway’s cash and cash equivalents at the end of fiscal years 2021 to 2024 of $528 million, $433 million, $332 million and $204 million, respectively, in each case as provided by the management of Callaway, as of the relevant fiscal year-end per the Forecasts, and then added in Callaway’s 14% stake in Topgolf based on Callaway’s basic share ownership of Topgolf in order to calculate the implied future equity values of Callaway. The implied future equity values in turn were divided by 97 million ~~the number of~~ fully diluted shares of Callaway common stock, as provided by the management of Callaway. Goldman Sachs then discounted the resulting implied future values per share of Callaway common stock for fiscal years 2021 to 2024 back to September 30, 2020, using an illustrative discount rate of 8.7%, reflecting an estimate of the standalone cost of equity for Callaway. Goldman Sachs derived such range of discount rates by application of the CAPM, which requires certain company-specific inputs, including a beta for Callaway, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per share of Callaway common stock of $17 to $23 (rounded to the nearest dollar).

The disclosure on pages 109-110 of the Proxy Statement/Prospectus/Consent Solicitation is hereby supplemented by amending and restating the first two paragraphs commencing after the subheading “Financial Analyses of Callaway (Pro Forma for the Merger)” as follows:

Illustrative Discounted Cash Flow Analysis. Using the Forecasts and the Synergies, Goldman Sachs performed an illustrative discounted cash flow analysis on Callaway pro forma for the Merger (after giving effect to the Synergies). Using discount rates ranging from 8% to 10% reflecting estimates of Callaway’s pro forma weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of pro forma unlevered free cash flow for Callaway pro forma for the Merger for the 3 months ended December 31 2020 and fiscal years 2021 through 2025 as reflected in the Forecasts (inclusive of the Synergies) and (ii) a range of illustrative terminal values for Callaway pro forma for the Merger, which were calculated by applying exit terminal year EV/EBITDA multiples ranging from 14.0x-17.0x to a terminal year estimate of ~~free cash flow~~ Adjusted EBITDA to be generated by Callaway pro forma for the Merger of $604 million, as reflected in the Forecasts (inclusive of the Synergies), which analysis implied perpetuity growth rates ranging from 4.3% to 6.8%. Goldman Sachs derived such discount rates by application of CAPM, which requires certain company-specific inputs, including Callaway’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Callaway, as well as certain financial metrics for the United States financial markets generally. The range of exit terminal year EV/EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and the Synergies. In addition, using a discount rate of 9.3% reflecting an estimate of Callaway’s pro forma cost of equity, Goldman Sachs discounted to present value as of September 30, 2020 the estimated benefits of Callaway’s net operating losses, or (“NOLs”) for the fiscal years 2021 through 2024, as reflected in the Forecasts. Goldman Sachs derived ranges of illustrative enterprise values for Callaway pro forma for the Merger by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Callaway the amount of Callaway’s debt, net of the assumed amount of Callaway’s cash and cash equivalents of $1,052 million, in each case as provided by the management of Callaway, pro forma for the Merger and as of ~~the relevant fiscal year-end~~ September 30, 2020 per the Forecasts and the Synergies, in order to calculate the implied future equity values of Callaway pro forma for the Merger. Goldman Sachs then divided the range of illustrative equity values it calculated by a range of 185.6 to 186.3 million ~~the number of~~ fully diluted ~~number of~~ shares pro forma for the Merger, as provided by the management of Callaway, to derive a range of implied present values per share of Callaway common stock pro forma for the Merger ranging from $24 to $34 (rounded to the nearest dollar).

Illustrative Present Value of Future Share Price Analysis.    Goldman Sachs also performed an illustrative analysis of the implied present value of an illustrative future value per share of Callaway common stock pro forma for the Merger. For purposes of this analysis, Goldman Sachs applied an illustrative range of next 12 months’ EV/EBITDA multiples of 14.0x to 17.0x to the estimated next 12 months’ Callaway Adjusted EBITDAS pro forma for the Merger at the end of each of the fiscal years 2021 to 2024 of $366 million, $460 million, $551 million and $628 million, respectively, using the Forecasts and the Synergies. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical next 12 months’ EV/EBITDA multiples for Callaway to determine illustrative enterprise values for Callaway, which were in a range of $5.1 billion to $10.7 billion. Goldman Sachs then subtracted the amount of Callaway’s debt from, and added the assumed amount of Callaway’s cash and cash equivalents to, pro forma for the Merger and as of the relevant fiscal year-end per the Forecasts and the Synergies at the end of fiscal years 2021 to 2024 of $1,515 million, $1,783 million, $1,922 million and $2,004 million, respectively, in each case as provided by the management of Callaway, the illustrative enterprise values in order to calculate the implied future equity values of Callaway pro forma for the Merger. The implied future equity values in turn were divided by a range of 187 million to 191 million ~~the number of~~ fully diluted shares of Callaway common stock pro forma for the Merger, as provided by the management of Callaway, which also included $50,000,000 of stock granted to management and assumed that one-third of stock grants vested each fiscal year from 2022 to 2024 based on the Forecasts and no conversion of Callaway’s convertible notes occurred. Goldman Sachs then discounted this range of implied future values per share of Callaway common stock for the fiscal years 2021 through 2024, respectively, back to September 30, 2020 using a discount rate of 9.3%, reflecting an estimate of the pro forma cost of equity for Callaway pro forma for the Merger. Goldman Sachs derived such discount rate by application of CAPM, which requires certain company-specific inputs, including a beta for Callaway, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per share of Callaway common stock pro forma for the Merger of $17 to $31 (rounded to the nearest dollar).

The disclosure on page 113 of the Proxy Statement/Prospectus/Consent Solicitation is hereby supplemented by replacing the second table setting forth Callaway’s “Unlevered Free Cash Flow” with the following:

	2020E	2021E	2022E	2023E	2024E	2025E
Unlevered Free Cash Flow(1)	$13	$71	$122	$125	$146	$159
Net Income	$59	$65	$106	$119	$139	$150

(1)

Callaway’s Unlevered Free Cash Flow is calculated as Callaway’s net operating profit after taxes plus depreciation and amortization, less capital expenditures and the change in working capital. For purposes of such calculation, net operating profit after taxes is calculated as (a) Callaway Adjusted EBITDAS less stock-based compensation, depreciation and amortization, multiplied by (b) one minus an assumed tax rate of 20% as provided by Callaway management.

The disclosure on page 115 of the Proxy Statement/Prospectus/Consent Solicitation is hereby supplemented by replacing the second table setting forth Topgolf’s “Unlevered Free Cash Flow” with the following:

	2020E	2021E	2022E	2023E	2024E	2025E
Unlevered Free Cash Flow(1)	$(182)	$(160)	$(90)	$(1)	$92	$139
Net Income	$(353)	$(200)	$(95)	$(52)	$(22)	$6

(1)

Topgolf’s Unlevered Free Cash Flow is calculated as Topgolf’s net operating profit after taxes plus depreciation and amortization, less capital expenditures. For purposes of such calculation, net operating profit after taxes is calculated as (a) Topgolf Adjusted EBITDAS less stock-based compensation, depreciation and amortization, multiplied by (b) one minus an assumed tax rate of 21% as provided by Callaway management.

The disclosure on page 116 of the Proxy Statement/Prospectus/Consent Solicitation is hereby supplemented by adding the following disclosure after the second full paragraph on the page:

The following is a summary of such projections for the combined company on a pro forma basis, with dollars in millions:

	2020E(1)		2021E	2022E	2023E	2024E	2025E
Pro Forma Revenue	$2,244		$2,701	$3,261	$3,613	$3,965	$4,258
Pro Forma Adjusted EBITDAS	$49		$180	$366	$460	$551	$628
Pro Forma Unlevered Free Cash Flow	$(51	)(1)	$(62)	$36	$129	$245	$308
Pro Forma Net Income	$(295)		$(130)	$28	$90	$148	$192

(1)	Pro Forma Unlevered Free Cash Flow is for the three months ending December 31, 2020, not for the full-year 2020.

Additional Information and Where You Can Find It

Callaway has filed with the SEC a registration statement on Form S-4, which includes the proxy statement of Callaway that also constitutes a prospectus of Callaway and a consent solicitation statement of Topgolf. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY, TOPGOLF, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Proxy Statement/Prospectus/Consent Solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Proxy Statement/Prospectus/Consent Solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus/Consent Solicitation. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

The information in this Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction.

The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the Proxy Statement/Prospectus/Consent Solicitation included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALLAWAY GOLF COMPANY

Date: February 19, 2021	By:	/s/ Brian P. Lynch
Brian P. Lynch
Executive Vice President and Chief Financial Officer